Exhibit 99.1

ABN 82 010 975 612

Progen Pharmaceuticals Outlines Preliminary Phase 3 Clinical Trial Design
- Patient enrolment planned for second half of 2007-

Brisbane, Australia.  11 July 2007: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced key features of its Phase 3 clinical trial design for its anti-cancer treatment for liver cancer, PI-88. The design will allow for a potentially faster and more cost effective trial with a higher likelihood of success than previously reported.

Progen has used key outcomes from its Phase 2 trial and combined input from its Phase 3 Clinical Advisory Board, specialist advisers, and the FDA to design a Phase 3 trial with optimized probability of success.   One key design feature of the Phase 3 trial will be the use of disease-free survival (DFS) as a primary endpoint, which reduces the overall cost and timelines associated with the trial.

Recruitment for the Phase 3 double blinded placebo controlled study will begin later this year in 14 countries in North America, Europe and Asia.  A maximum of 800 patients with Hepatocellular carcinoma (HCC) will be recruited to the trial.  Progen is currently finalizing the engagement of a leading contract research organization (CRO) to support the execution of this clinical trial program.

The benefits of this trial design (refer to appendix one) include the treatment of more patients than the Phase 2 which will strengthen the opportunity to meet the endpoint, patients will be treated for a longer period of time - thereby increasingly the likelihood of minimizing recurrence - and the double blinded placebo controlled nature of the trial will ensure the best possible data under the most rigorous of conditions.

 “These key trial characteristics are critical to ensuring that we maximize the statistical power and the likelihood of success of this study in as timely and cost-effectively a fashion as possible.  Our continued focus is on delivering this important product candidate to patients quickly,” said Justus Homburg, Chief Executive Officer of Progen Pharmaceuticals.

“We remain on track to begin the Phase 3 Trial this year and will continue to aggressively pursue the development, registration and commercialisation of PI-88.”

In April, Progen announced the final stage 1 results of its Phase 2 trial of PI-88 in patients who had previously undergone surgical removal of liver cancer. The 48 week data demonstrated that 160 mg of PI-88 showed an improvement in disease-free rate of 25 percent and prolonged the time to tumour recurrence (disease free survival) from 27 to 48 weeks, or by 78 percent, building on the 30-week results previously announced in December 2006.  On the strength of these data, Progen announced its intention to plan a multi-national Phase 3 trial of PI-88 at a dose of 160mg/day.

“We currently have over 150 people working globally in the preparation to implement this trial before the end for the year,” said Mr Homburg.

“When fully operational, more than 1000 people will be involved in the execution of the trial in 14 countries.”

At the completion of the trial, Progen expects to have a package to register PI-88 in over a dozen countries, and will be in a position to supply PI-88 for the first several years following commercial launch.  Progen will also be in a position to expand other PI-88 indications to proceed to Phase 3 development after initial registration.

“At the conclusion of the trial for HCC, we will also have established direct product experience amongst a large and influential international group of liver and cancer experts, which is a critical element in rapid market development,” said Mr Homburg.

Progen expects to commence patient recruitment in the last quarter of 2007.

Mr Homburg is presenting today at the eG Capital Bio-Investment Forum in Sydney. His presentation will be available at www.progen-pharma.com

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About Progen: Progen Pharmaceuticals Limited is an Australian-based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule therapeutics primarily for the treatment of cancer.

Progen Information: Linton Burns Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: lintonb@progen-pharma.com	Noreen Dillane Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: noreend@progen-pharma.com

Media and Investor Relations Australia: Rebecca Wilson Buchan Consulting T: +61 2 9237 2800 / 0422 916 422 E: rwilson@bcg.com.au	Rebecca Wilson Buchan Consulting T: +61 417 382 391 E: rwilson@bcg.com.au

Media Relations USA: Robert D. Stanislaro FD T:212-850-5657 E: robert.stanislaro@fd.com	Investor Relations USA: Evan Smith FD T: 212-850-5606 E: Evan.smith@fd.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration prior to the commercialization of any of our product candidates, including PI-88, the risk that the Phase 2 study results described herein are not predictive of the Phase 3 studies which we intend to initiate, risks attendant to delays in obtaining the necessary approvals for clinical testing of our product candidates, risks associated with delays in patient recruitment for our planned Phase 3 clinical and other trials, delays in the conduct and completion of our clinical trials, in particular our planned phase 3 clinical trials for PI-88, risks associated with our failure to demonstrate adequate efficacy and safety data in our planned phase 3 clinical trials to advance the development of PI-88, risks associated with our inability or failure to meet applicable regulatory standards and receive regulatory approval for commercialization of PI-88, risks associated with the market acceptance of PI-88, PI-166 and any of our other product candidates, if approved for commercialization, risks associated with our inability to manufacture or otherwise obtain adequate supplies of PI-88, our future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in our filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Appendix 1:

PI-88 Phase 3 Trial Characteristics for Hepatocellular carcinoma  :

Feature	Phase 2	Phase 3	Impact
Design	Time based	Event based	Faster, FDA support
Statistics (alpha — Type 1 error)	Unspecified	.05	FDA Standard
Statistics (Beta — Type 2 error)	.80	.85	Normal Phase 3 range .80 to .90
DFS improvement	78%	~40%	Higher chance of success
Control median recurrence rate	12.4 months	15 months	Higher chance of success
Control arm	Open-label, un-blinded	Double-blinded placebo control	More rigorous statistical design
Treatment time	36 weeks	Until recurrence or trial completion	Improved expected efficacy
Sample Size	114 (two arms)	Maximum of 800	Increased power
Number of Sites	6	60-70	Broader recruitment & geographic coverage
Number of countries	1	14 (plus Japan)	Driver to registration strategy